IMPERIAL CHEMICAL INDUSTRIES PLC – A DISPOSAL OF SHARES BY EMPLOYEE BENEFIT TRUST

Impkemix Trustee Limited, the trustee of the Imperial Chemical Industries PLC Employee Benefit Trust, notified the Company on 15 February 2007 that it disposed of a total of 907,404 Ordinary Shares and 136,137 American Depositary Receipts in the Company due to the exercise of employee share options.

All the employees of the Company including all the Executive Directors of the Company (Dr J D G McAdam, Mr A J Brown, Mr D C M Hamill and Mr C F Knott) are potential beneficiaries of the Trust and are therefore deemed to have an interest in the shares of the Company held by Impkemix Trustee Limited, the registered holder of the shares. As a result of the disposal, the potential beneficiaries’ interest in the shares held in the Trust has been reduced by the number of shares disposed of.

This notification is made in accordance with paragraph 3.1.4 (i) (b) of the Listing Rules and section 329 of the Companies Act 1985.